Life Partners Position Holders Trust

2001 Ross Avenue, Suite 3600 • Dallas, TX 75201 • T: 214 720 4361

December 27, 2018

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Life Partners Position Holder Trust
Life Partners IRA Holder Partnership, LLC
Schedule 14D-9 filed November 13, 2018
SEC File Nos. 5-90716 and 5-90717

Dear Ms. Chalk:

Life Partners Position Holder Trust ("Trust"), and Life Partners IRA Holder Partnership, LLC, (the “Partnership,” and together with the Trust, the "Successor Entities") submit this letter in response to the Staff’s comment letter, dated November 19, 2018, regarding the Trust's and Partnership's Schedule 14D-9 filed November 13, 2018. For your convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter. Terms not otherwise defined in this letter have the meanings ascribed to them in the Schedule 14D-9.

Schedule 14D-9

Item 3: Past Contracts, Transactions, Negotiations and Agreements

1.	Please explain why the Trust and the Partnership entered into the Assignee Agreement with the Offeror and its impact on both entities if the Offer is consummated.

As set forth in the Plan and its supporting documents (the Trust Agreement, the IRA Partnership Company Agreement, and the Servicing Agreement (collectively, the "Plan Documents"), the Successor Entities can require parties to a transfer to provide documentation and execute forms as the Successor Entities deem appropriate. On December 20, 2018, the Trust and Partnership entered into an Amended and Restated Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement (the “A&R Assignee Agreement”), which is substantially similar to the Assignee Agreement, except that in includes CFunds Life Settlement, LLC as an additional offeror (the “Contrarian Offeror,” and, together with the Offeror, the “Offerors”), and provides for joint and several indemnification by the Offerors. The A&R Assignee Agreement is a modified version of the Notice of Assignment that we require all transferring parties to execute. The A&R Assignee Agreement is intended to enforce the transfer restrictions set forth in the Plan Documents by requiring (i) both sides of transfer to verify they have complied with Plan and all applicable law in completing the transfer; (ii) the assignee to affirmatively agree to be bound by the transfer restrictions; (iii) the assignee to affirmatively acknowledge each of the transfer restrictions; (iv) the assignee to agree to hold the securities for at least one year; (v) any entity assignees to agree to limits on its ability to engage in change of control transactions; and (vi) indemnifications in favor of the Successor Entities from the parties to the Transfer with respect to the foregoing. In exchange for all of the representations, warranties, and covenants by the parties, the Successor Entities agree to process the transfer in accordance with the Plan, and to record the assignment of the Interests acquired in the Offer to each of the Anchorage Offeror and the Contrarian Offeror as they direct in accordance with their agreed upon allocations.. Other than the rights and obligations attendant to the matters described above, the A&R Assignee Agreement will have no impact on the Successor Entities upon consummation of the Offer. We have revised the disclosure in the Schedule 14D-9 accordingly.

United States Securities and Exchange Commission Division of Corporation Finance December 27, 2018 Page 2

Item 4. The Solicitation or Recommendation

2.	We understand from the Partnership and the Trust’s joint Form 10-K filed on April 2, 2018 that both entities were formed pursuant to a bankruptcy court plan for the reorganization of Life Partners Holding, Inc. According to that filing, the primary purpose of the Plan is “liquidate the assets of the Debtors … and to distribute the proceeds thereof to the Investors.” As such, the Trust is in the process of being liquidated, and the IRA Partnership’s assets consist entirely of its interests in the operation of the Trust. With these facts in mind and given that the Trust is currently in the process of liquidating, it is not clear why the Trust and the Partnership cannot take a position on the pending tender offer because of the lack of a public trading market for the Interests. Please revise the recommendation section to explain in further detail why you are remaining neutral with respect to the pending tender offer. Your revised disclosure should specifically address the anticipated liquidation value of the Interests (or why you cannot determine that value), any uncertainty regarding their value, including the timing aspects of the liquidation and how the Trustee considered and analyzed these factors in providing the recommendation.

In confirming the Plan of Reorganization, the bankruptcy court and a majority of the creditors determined that the best interest of all creditors required that the Trust hold Life Partners, Inc.’s portfolio of policies to maturity rather than immediately selling it. Thus, although the Successor Entities will ultimately liquidate, the liquidation will not be by sale of the Trust’s portfolio of life insurance policies but rather by allowing those policies to mature; a process that will take a significant amount of time. The Plan provides that the Trust has a base term of ten years and four additional five-year renewals for a total potential life of 30 years. Accordingly, the Trust has not considered a traditional liquidation by sale.

United States Securities and Exchange Commission Division of Corporation Finance December 27, 2018 Page 3

Moreover, such a liquidation would be practically impossible. The Plan allowed certain creditors (“Continuing Fractional Holders”) to continue to hold beneficial interests in particular policies. As a result, the Trust and the Continuing Fractional Holders share the beneficial ownership in more than 80% of the insurance policies held by the Trust. Even if the Plan contemplated a more traditional liquidation strategy, the shared beneficial ownership would make it impossible to sell the Trust’s interest in the policies. Accordingly, the value of the Successor Entities’ Interests is determined by the present value of the expected stream of income over the life of the Trust rather than an estimated sale price for its assets.

It is difficult to determine currently the stream of income the Trust’s portfolio may generate or reasonably determine whether that stream of income is presently worth more or less than the current book value of the Successor Entities. The factors in such a calculation include:

•	The timing of maturities. As a general matter, the Trust has to pay premiums on policies until they mature. The longer the insured lives, the more premiums the Trust has to pay.

•	The date of each potential distribution. The Trust will make periodic distributions to its Interest holders (including the Partnership) when its available cash exceeds the amount of its required reserves. At present, the Trust does not know the timing or size of its first distribution, much less any future distributions.

•	Defaults by Continuing Fractional Holders on their obligation to pay premiums. Under the Plan, Continuing Fractional Holders are obligated to pay their share of the premiums due on the policies in which they hold an interest. If they fail to do so, they are deemed to have contributed their interest in the policy in exchange for Interests in the Trust. The exact number of Interests to be issued is determined by a formula contained in the Plan, which depends upon factors that cannot be known until the date of each premium payment default. Because of defaults, the Trust’s share of the portfolio will increase along with the number of its Interests outstanding. The Trust does not know how many defaults will occur, when they will occur or the number of Interests to be issued to defaulting Continuing Fractional Holders. Thus, the Trust does not know either the size of the Trust’s portion of the portfolio going forward or the share of that each Trust Interest holds in the Trust’s portion.

Given the foregoing and given that neither the Trust Interests nor the Partnership Interests are listed or traded on any exchange or any over-the counter-trading platform and otherwise there is no ready market for the Interests, the Successor Entities cannot provide Interest holders an appropriate basis for making a recommendation to accept or reject the Offer and therefore remain neutral and express no opinion as to whether Interest holders should accept or reject either Offer. Interest holders should read the entire Schedule TO, as amended, and consult with their financial, tax, legal, and other professional advisors before deciding whether to accept or reject the Offer.

United States Securities and Exchange Commission Division of Corporation Finance December 27, 2018 Page 4

3.	Explain how the Trustee analyzed the fact that if the Offer is fully subscribed, the Offeror may own 50% of the outstanding Interests. Explain the potential impact on the Partnership and the Trust if this occurs.

The Offerors have offered to purchase up to 105,989,695 of the Trust’s outstanding Interests and up to 165,155,385 of the Partnership’s outstanding Interests. As of December 21, 2018, the Trust has 1,233,355,533 Interests issued and outstanding, of which the Partnership holds 747,775,628 Interests and the remaining 485,579,905 are held by non-Partnership Interest holders. Further, the Partnership has 747,775,628 Interests issued and outstanding. If the Offer is fully subscribed, the Offerors will own approximately of the 8.59% Trust’s Interests (or 21.83% of the Trust's Interests not owned by the Partnership) that are not held by the Partnership, and 22.09% of the Partnership’s outstanding Interests. Because the Interests have limited voting rights providing only, with respect to the Partnership, that Partnership Interest holders may, upon the vote of 75% of such holders, remove the Partnership manager, and no other rights with respect to the control or operation of the Successor Entities, we do not believe there will be a significant impact on the Successor Entities as a result of the change in beneficial ownership of the Interests. We have revised the disclosure in the Schedule 14D-9 accordingly.

*      *      *      *     *

Thank you for your continued assistance with this filing. If you have any questions, please call me at (214) 871-2100 or our counsel, Michael Francis of Akerman LLP at (305) 982-5581.

Sincerely,

Life Partners Position Holder Trust

Life Partners IRA Holder Partnership, LLC

Michael J. Quilling

Trustee, Life Partners Position Holder Trust

Manager, Life Partners IRA Holder Partnership, LLC

cc:	Michael Francis, Esq.
Akerman LLP